SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K




                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the

                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1995





               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                  AGENTS' SAVINGS AND PROFIT-SHARING PLAN
                         (full title of the Plan)


                        [Current Reg. No. 33-04711]



                       Lincoln National Corporation
                           200 East Berry Street
                         Fort Wayne, Indiana 46802
              (name of Issuer and principal executive office)

                                Form 11-K
                LNC Agents' Savings and Profit Sharing Plan


                             TABLE OF CONTENTS

                                                  Page

Facing Sheet                                        i

Financial Statements                                1

Signature

Annual Report on Form 11-K

Financial Statements

Year Ended December 31, 1995

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Fort Wayne, Indiana

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Financial Statements

Years ended December 31, 1995, 1994 and 1993


Contents

Report of Independent Auditors                                                1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits                          2
Statements of Changes in Net Assets Available for Plan Benefits               3
Notes to Financial Statements                                                 4

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                      Ernst & Young LLP
March 6, 1996
Fort Wayne, Indiana

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

                                                            December 31
                                                        1995           1994
Assets
Investments:
  Common stock-Lincoln National Corporation
    (cost:  1995-$28,178,295; 1994-$24,599,109)       $44,791,273   $28,245,385
  Segregated investment accounts--The
    Lincoln National Life Insurance
    Company Separate Accounts
    (cost:  1995-$19,546,015; 1994-$15,974,421)        28,142,841    19,372,295
  Unallocated insurance contracts--The Lincoln
    National Life Insurance Company                    10,955,545    10,725,398
  Participant loans                                     3,317,440     2,809,857
Total investments                                      87,207,099    61,152,935

Accrued interest receivable                                 6,216         5,640
Cash and invested cash (deficit)                          (90,446)      495,281
Other receivables                                         194,104            --
Contributions receivable The Lincoln
  National Life Insurance Company                       2,656,985     2,829,134
Total assets                                           89,973,958    64,482,990
Miscellaneous payables                                     23,104        84,871
Net assets available for plan benefits                $89,950,854   $64,398,119

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

                                                Year ended December 31
                                           1995          1994           1993
Investment income:
  Cash dividends-Lincoln
    National Corporation                $1,414,060    $1,239,781    $1,031,836
  Interest:
    The Lincoln National
      Life Insurance Company               841,750       746,163       665,851
    Other                                  246,464       227,602       252,487
  Total interest                         1,088,214       973,765       918,338
Total investment income                  2,502,274     2,213,546     1,950,174
Net realized gain on sale, distribution
  and forfeitures of investments:
    Common stock-Lincoln
      National Corporation               2,236,343       694,283     1,422,975
    Segregated investment accounts-The
    Lincoln National Life Insurance
      Company Separate Accounts            864,428       704,323       424,288
Total net realized gain on sale          3,100,771     1,398,606     1,847,263
Net unrealized appreciation
  (depreciation) of investments         18,165,654    (8,080,629)    3,742,424
Contributions:
  Agents                                 4,724,597     4,603,511     4,364,477
  The Lincoln National Life Insurance
    Company (net of forfeitures: 1995-
    $6,078; 1994-$3,355; 1993-$323)      3,087,927     3,351,434     3,806,346
Total contributions                      7,812,524     7,954,945     8,170,823

Distributions to
 participants (deduction)               (5,949,349)   (3,413,968)   (3,823,008)
Administrative expenses (deduction)        (79,139)      (93,617)      (56,171)
Net increase (decrease) in net assets
  available for plan benefits           25,552,735       (21,117)   11,831,505
Net assets available for plan
 benefits at beginning of the year      64,398,119    64,419,236    52,587,731
Net assets available for plan
  benefits at end of the year          $89,950,854   $64,398,119   $64,419,236

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 1995

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Company"). Contract value represents net contributions made under the contract plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the average cost method.


2. Description of the Plan

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of the Company. Any person 21 years of age or older who is a full-time agent of the Company is eligible to enroll in the Plan if the agent has completed one eligibility year of service as defined in the Plan agreement. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of earned commissions, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the plan year for which they were contributed.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



2. Description of the Plan (continued)

The Company's contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's increase in book value in relation to similar companies in the insurance industry. The Company's contributions are invested in the LNC Common Stock Fund. Agents are fully vested in their contributions. The Company contributions vest based upon years of service as defined in the Plan agreement as follows:

           Years of Service                             Percent Vested
                  1                                             0%
                  2                                            50%
                  3 or more                                   100%


During 1995, the Board of Directors of the Company approved a new contribution formula which will be effective for the 1997 plan year. The new formula gives the Board of Directors authorization to make a discretionary change in the percentage used to compute the Company's contribution. In transition, the Company's contribution for 1996 will be based on the new formula; however, the amount contributed cannot be less than the contributions calculated in accordance with the employer contribution formula defined above.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



3. Investments

The following is a summary of assets held for investment:


                                   December 31, 1995              December 31, 1994
                                 Number of      Market         Number of       Market
                                  Shares         Value          Shares          Value

Common stock-LNC                833,326       $44,791,273     807,011       $28,245,385
Segregated investment
  accounts with the Company:
    Government Bond Fund        388,827.030       562,704     473,960.551       603,684
    Core Equity Fund          1,264,092.105     8,773,122   1,219,492.936     6,136,775
    Medium Capitalization
      Equity Fund               899,403.376     7,117,250     816,126.469     4,774,932
    Short-Term Fund             407,724.196     1,068,759     450,952.570     1,117,774
    Government/Corporate
      Bond Fund                 239,667.620     1,151,219     214,023.379       856,606
    Large Capitalization
      Equity Fund             1,054,128.353     5,127,004     992,370.701     3,692,555
    Balanced Fund                44,201.747       177,252      39,585.942       126,049
    High Yield Bond Fund         78,023.346       146,681      50,940.273        81,173
    Small Capitalization
      Equity Fund               320,513.868       998,577     150,548.518       401,161
    Value Equity Fund           455,888.394       626,101     217,759.920       229,030
    International
      Equity Fund               521,418.540     2,394,172     327,689.633     1,352,556
Total segregated
  investment accounts                          28,142,841                    19,372,295

                                   Par                           Par
                                 Amount                         Amount
Unallocated insurance
  contracts-with
  the Company                 $10,955,545      10,955,545     $10,725,398    10,725,398

Participant loans               3,317,440       3,317,440       2,809,857     2,809,857
Total investments                             $87,207,099                   $61,152,935

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



3. Investments (continued)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                                  Year ended December 31
                                              1995          1994         1993
Common stock:
  Proceeds from disposition of stock      $10,013,495   $6,145,172   $4,695,158
  Cost of stock disposed                    7,777,152    5,450,889    3,272,183
Net realized gain on sale, distribution
  and forfeitures of common stock         $ 2,236,343   $  694,283   $1,422,975

Segregated investment accounts:
  Proceeds from disposition of units      $ 4,627,606   $4,329,973   $3,664,248
  Cost of units disposed                    3,763,178    3,625,650    3,239,960
Net realized gain on sale, distribution
  and forfeitures of common stock         $   864,428   $  704,323   $  424,288

The net unrealized appreciation (depreciation) of investments in total and by investment classification is summarized as follows:

                                                   Year ended December 31
                                              1995          1994         1993
Market value in excess of cost:
  At beginning of the year              $ 7,044,150   $15,124,779   $11,382,355
  At end of the year                     25,209,804     7,044,150    15,124,779
Net unrealized appreciation
  (depreciation) of investments         $18,165,654   $(8,080,629)  $ 3,742,424

Common stock                            $12,966,702   $(7,180,098)  $ 2,819,868
Segregated investment accounts            5,198,952      (900,531)      922,556
Net unrealized appreciation
  (depreciation) of investments         $18,165,654   $(8,080,629)   $3,742,424

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



3. Investments (continued)

The unallocated insurance contracts earned an average interest rate of approximately 6.75% and 7.16% in 1995 and 1994, respectively. The credited interest rate for new contributions, which approximates the current market rate, at December 31, 1995 and 1994, were 6.25% and 7.50%, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1995 and 1994 were 6.90% and 7.15%, respectively, and are determined based upon the performance of the Company's general account.
The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on the Company's ability to meet its
financial obligations out of the general assets of the Company.   The fair
value of the unallocated insurance contracts approximate contract value.

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                           December 31, 1995
                                                                          Investment Options
                                               Total             1                2               3               4
Assets
Investments:
  Common stock                              $44,791,273     $44,791,273
  Segregated investment accounts             28,142,841                      $  562,704                      $8,773,122
  Unallocated insurance contracts            10,955,545                                     $10,955,545
  Participant loans                           3,317,440
Total investments                            87,207,099      44,791,273         562,704      10,955,545       8,773,122

Accrued interest receivable                       6,216
Cash and invested cash (deficit)                (90,446)         39,365         (14,122)          7,636         (13,848)
Other receivables                               194,104                          14,122          44,548          25,957
Contribution receivable                       2,656,985       2,656,985
Total assets                                 89,973,958      47,487,623         562,704      11,007,729       8,785,231
Miscellaneous payables                           23,104          23,104
Net assets available for plan benefits      $89,950,854     $47,464,519      $  562,704     $11,007,729      $8,785,231


                                                  5               6                7              8                 9
Assets
Investments:
  Common stock
  Segregated investment accounts            $ 7,117,250      $ 1,068,759      $1,151,219     $ 5,127,004      $  177,252
  Unallocated insurance contracts
  Participant loans
Total investments                             7,117,250        1,068,759       1,151,219       5,127,004         177,252

Accrued interest receivable
Cash and invested cash (deficit)                (15,181)         (29,147)         (9,218)        (23,108)           (201)
Other receivables                                15,181           29,147           9,218          23,108             201
Contribution receivable
Total assets                                  7,117,250        1,068,759       1,151,219       5,127,004         177,252
Miscellaneous payables
Net assets available for plan benefits      $ 7,117,250      $ 1,068,759      $1,151,219     $ 5,127,004      $  177,252

                                                  10              11               12              13             Loans
Assets
Investments:
  Common stock
  Segregated investment accounts            $   146,681      $   998,577      $  626,101     $ 2,394,172
  Unallocated insurance contracts
  Participant loans                                                                                           $3,317,440
Total investments                               146,681          998,577         626,101       2,394,172       3,317,440

Accrued interest receivable                                                                                        6,216
Cash and invested cash (deficit)                 (2,308)         (11,809)         (5,410)        (13,095)
Other receivables                                 2,308           11,809           5,410          13,095
Contribution receivable
Total assets                                    146,681          998,577         626,101       2,394,172       3,323,656
Miscellaneous payables
Net assets available for plan benefits      $   146,681      $   998,577      $  626,101     $ 2,394,172      $3,323,656


                                                                         December 31, 1994
                                                                        Investment Options
                                               Total               1                2              3               4
Assets
Investments:
  Common stock                              $28,245,385      $28,245,385
  Segregated investment accounts             19,372,295                       $  603,684                      $6,136,775
  Unallocated insurance contracts            10,725,398                                      $10,725,398
  Participant loans                           2,809,857
Total investments                            61,152,935       28,245,385         603,684      10,725,398       6,136,775

Accrued interest receivable                       5,640
Cash and invested cash                          495,281           87,428                         262,880          39,223
Contribution receivable                       2,829,134        2,829,134
Total assets                                 64,482,990       31,161,947         603,684      10,988,278       6,175,998
Miscellaneous payables                           84,871           33,439                             210           8,497
Net assets available for plan benefits      $64,398,119      $31,128,508        $603,684     $10,988,068      $6,167,501

                                                  5               6                 7             8                 9
Assets
Investments:
  Common stock
  Segregated investment accounts            $ 4,774,932      $ 1,117,774      $  856,606     $ 3,692,555      $  126,049
  Unallocated insurance contracts
  Participant loans
Total investments                             4,774,932        1,117,774         856,606       3,692,555         126,049

Accrued interest receivable
Cash and invested cash                           55,801            1,422                          32,506
Contribution receivable
Total assets                                  4,830,733        1,119,196         856,606       3,725,061         126,049
Miscellaneous payables                           16,823                                            9,881
Net assets available for plan benefits       $4,813,910       $1,119,196        $856,606      $3,715,180        $126,049

                                                 10                11              12             13            Loans
Assets
Investments:
  Common stock
  Segregated investment accounts            $   81,173       $   401,161      $  229,030     $ 1,352,556
  Unallocated insurance contracts
  Participant loans                                                                                            $2,809,857
Total investments                               81,173           401,161         229,030       1,352,556        2,809,857

Accrued interest receivable                                                                                         5,640
Cash and invested cash                           2,000             3,000                           2,999            8,022
Contribution receivable
Total assets                                    83,173           404,161         229,030       1,355,555        2,823,519
Miscellaneous payables                           2,000             3,000                           2,999            8,022
Net assets available for plan benefits      $   81,173       $   401,161      $  229,030     $ 1,352,556       $2,815,497

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                      Year ended December 31, 1995
                                                                           Investment Options
                                                Total              1                2               3              4
Investment income:
  Cash dividends                            $ 1,414,060      $ 1,414,060
  Interest                                    1,088,214                                      $   841,750
Total investment income                       2,502,274        1,414,060                         841,750
Net realized gain on sale, distri-
  bution and forfeitures of investments:
    Common stock                              2,236,343        2,236,343
    Segregated investment accounts              864,428                        $  23,782                      $  254,878
Net realized gain on sale                     3,100,771        2,236,343          23,782                         254,878
Net unrealized appreciation of investments   18,165,654       12,966,702          51,735                       2,075,087
Contributions:
  Agents                                      4,724,597        1,031,057          28,085         444,269         564,727
  The Lincoln National
    Life Insurance Company                    3,087,927        3,087,927
Total contributions                           7,812,524        4,118,984          28,085         444,269         564,727

Distributions to participants (deduction)    (5,949,349)      (3,084,570)        (49,394)     (1,235,196)       (387,089)
Administrative expenses (deduction)             (79,139)         (62,984)           (310)         (5,320)         (3,289)
Net transfers (deduction)                            --       (1,252,524)        (94,878)        (25,842)        113,416
Net increase (decrease) in net assets
  available for plan benefits                25,552,735       16,336,011         (40,980)         19,661       2,617,730

Net assets available for plan
  benefits at beginning of the year          64,398,119       31,128,508         603,684      10,988,068       6,167,501
Net assets available for plan
  benefits at end of the year               $89,950,854      $47,464,519      $  562,704     $11,007,729      $8,785,231

                                                   5              6                7              8                9
Investment income:
  Cash dividends
  Interest
Total investment income
Net realized gain on sale, distri-
  bution and forfeitures of investments:
    Common stock
    Segregated investment accounts          $   302,908       $   38,216      $   36,634     $   166,663      $    4,767
Net realized gain on sale                       302,908           38,216          36,634         166,663           4,767
Net unrealized appreciation of investments    1,473,852           28,481         140,554       1,009,582          28,318
Contributions:
  Agents                                        718,984           31,138          91,685         650,298          50,131
  The Lincoln National
    Life Insurance Company
Total contributions                             718,984           31,138          91,685         650,298          50,131

Distributions to participants (deduction)      (431,930)        (148,671)        (36,650)       (245,114)        (23,412)
Administrative expenses (deduction)              (2,723)            (599)           (454)         (2,079)            (68)
Net transfers (deduction)                       242,249              998          62,844        (167,526)         (8,533)
Net increase (decrease) in net assets
  available for plan benefits                 2,303,340          (50,437)        294,613       1,411,824          51,203

Net assets available for plan
  benefits at beginning of the year           4,813,910        1,119,196         856,606       3,715,180         126,049
Net assets available for plan
  benefits at end of the year               $ 7,117,250      $ 1,068,759      $1,151,219     $ 5,127,004      $  177,252

                                                 10                11              12             13             Loans
Investment income:
  Cash dividends
  Interest                                                                                                    $  246,464
Total investment income                                                                                          246,464
Net realized gain on sale, distri-
  bution and forfeitures of investments:
    Common stock
    Segregated investment accounts          $     1,322      $    15,881      $    7,592     $    11,785
Net realized gain on sale                         1,322           15,881           7,592          11,785
Net unrealized appreciation of investments       11,398           83,069         109,101         187,775
Contributions:
  Agents                                         32,280          326,608         193,369         561,966
  The Lincoln National
    Life Insurance Company
Total contributions                              32,280          326,608         193,369         561,966

Distributions to participants (deduction)        (3,412)         (42,492)        (39,639)        (91,402)       (130,378)
Administrative expenses (deduction)                 (33)            (289)           (160)           (831)
Net transfers (deduction)                        23,953          214,639         126,808         372,323         392,073
Net increase (decrease) in net assets
  available for plan benefits                    65,508          597,416         397,071       1,041,616         508,159

Net assets available for plan
  benefits at beginning of the year              81,173          401,161         229,030       1,352,556       2,815,497
Net assets available for plan
  benefits at end of the year               $   146,681      $   998,577      $  626,101     $ 2,394,172      $3,323,656

                                                                       Year ended December 31, 1994
                                                                           Investment Options
                                                Total              1                2              3                4
Investment income:
  Cash dividends                            $ 1,239,781      $ 1,239,781
  Interest                                      973,765                                       $  746,163
Total investment income                       2,213,546        1,239,781                         746,163
Net realized gain (loss) on sale, distri-
  bution and forfeitures of investments:
    Common stock                                694,283          694,283
    Segregated investment accounts              704,323                       $   16,784                      $  279,387
Total net realized gain on sale               1,398,606          694,283          16,784                         279,387
Net unrealized appreciation
  (depreciation) of investments              (8,080,629)      (7,180,098)        (26,448)                       (169,276)
Contributions:
  Agents                                      4,603,511        1,176,997          50,527         432,329         725,798
  The Lincoln National
    Life Insurance Company                    3,351,434        3,351,434
Total contributions                           7,954,945        4,528,431          50,527         432,329         725,798

Distributions to participants (deduction)    (3,413,968)      (1,771,486)        (84,469)       (623,233)       (393,695)
Administrative expenses (deduction)             (93,617)         (78,744)           (317)         (5,563)         (3,107)
Net transfers (deduction)                            --         (267,333)        (71,115)          7,158        (616,625)
Net increase (decrease) in net
  assets available for plan benefits            (21,117)      (2,835,166)       (115,038)        556,854        (177,518)

Net assets available for plan
  benefits at beginning of the year          64,419,236       33,963,674         718,722      10,431,214       6,345,019
Net assets available for plan
  benefits at end of the year               $64,398,119      $31,128,508      $  603,684     $10,988,068      $6,167,501

                                                   5               6               7               8                9
Investment income:
  Cash dividends
  Interest
Total investment income
Net realized gain (loss) on sale, distri-
  bution and forfeitures of investments:
    Common stock
    Segregated investment accounts          $   226,810      $    65,801      $   41,814     $    73,006      $       11
Total net realized gain on sale                 226,810           65,801          41,814          73,006              11
Net unrealized appreciation
  (depreciation) of investments                (373,844)         (19,300)        (78,492)       (194,754)            306
Contributions:
  Agents                                        765,034          139,329         125,867         778,686          20,754
  The Lincoln National
    Life Insurance Company
Total contributions                             765,034          139,329         125,867         778,686          20,754

Distributions to participants (deduction)      (193,109)         (20,387)       (109,478)       (121,048)            (25)
Administrative expenses (deduction)              (2,411)            (620)           (448)         (1,818)            (48)
Net transfers (deduction)                       (93,452)        (377,317)       (100,238)       (172,593)        105,051
Net increase (decrease) in net
  assets available for plan benefits            329,028         (212,494)       (120,975)        361,479         126,049

Net assets available for plan
  benefits at beginning of the year           4,484,882        1,331,690         977,581       3,353,701              --
Net assets available for plan
  benefits at end of the year               $ 4,813,910      $ 1,119,196      $  856,606     $ 3,715,180      $  126,049

                                                 10               11               12              13            Loans
Investment income:
  Cash dividends
  Interest                                                                                                    $  227,602
Total investment income                                                                                          227,602
Net realized gain (loss) on sale, distri-
  bution and forfeitures of investments:
    Common stock
    Segregated investment accounts           $        21     $        30      $      831     $      (172)
Total net realized gain on sale                       21              30             831            (172)
Net unrealized appreciation
  (depreciation) of investments                    1,456          (2,408)          7,160         (44,931)
Contributions:
  Agents                                          14,032          90,582          30,701         252,875
  The Lincoln National
    Life Insurance Company
Total contributions                               14,032          90,582          30,701         252,875

Distributions to participants (deduction)            (15)           (361)                           (658)        (96,004)
Administrative expenses (deduction)                  (11)           (111)            (59)           (360)
Net transfers (deduction)                         65,690         313,429         190,397       1,145,802        (128,854)
Net increase (decrease) in net
  assets available for plan benefits              81,173         401,161         229,030       1,352,556           2,744

Net assets available for plan
  benefits at beginning of the year                   --              --              --              --       2,812,753
Net assets available for plan
  benefits at end of the year                $    81,173     $   401,161      $  229,030     $ 1,352,556      $2,815,497

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                       Year ended December 31, 1993
                                                                            Investment Options
                                                Total              1               2                3               4
Investment income:
  Cash dividends                            $ 1,031,836      $ 1,031,836
  Interest                                      918,338                                      $   665,851
Total investment income                       1,950,174        1,031,836                         665,851
Net realized gain on sale, distri-
  bution and forfeitures of investments:
    Common stock                              1,422,975        1,422,975
    Segregated investment accounts              424,288                       $   30,713                      $  134,993
Total net realized gain on sale               1,847,263        1,422,975          30,713                         134,993
Net unrealized appreciation
  (depreciation) of investments               3,742,424        2,819,868          13,065                         436,205
Contributions:
  Agents                                      4,364,477        1,246,320          70,397         631,515         831,779
  The Lincoln National
    Life Insurance Company                    3,806,346        3,806,346
Total contributions                           8,170,823        5,052,666          70,397         631,515         831,779

Distributions to participants (deduction)    (3,823,008)      (2,085,728)        (96,162)     (1,084,881)         (5,515)
Administrative expenses (deduction)             (56,171)         (40,293)           (445)         (6,248)         (3,562)
Net transfers (deduction)                            --         (310,428)        (36,902)         86,793        (229,862)
Net increase (decrease) in net
  available for plan benefits                11,831,505        7,890,896         (19,334)        293,030       1,164,038

Net assets available for plan
  benefits at beginning of the year          52,587,731       26,072,778         738,056      10,138,184       5,180,981
Net assets available for plan
  benefits at end of the year               $64,419,236      $33,963,674      $  718,722     $10,431,214      $6,345,019

                                                  5                6                7               8            Loans
Investment income:
  Cash dividends
  Interest                                                                                                    $  252,487
Total investment income                                                                                          252,487
Net realized gain on sale, distri-
  bution and forfeitures of investments:
    Common stock
    Segregated investment accounts          $   119,958      $     36,281     $   46,491      $   55,852
Total net realized gain on sale                 119,958            36,281         46,491          55,852
Net unrealized appreciation
  (depreciation) of investments                 198,293           (11,404)        49,764         236,633
Contributions:
  Agents                                        725,553            93,977        129,777         635,159
  The Lincoln National
    Life Insurance Company
Total contributions                             725,553            93,977        129,777         635,159

Distributions to participants (deduction)      (269,254)          (34,161)       (52,390)        (25,732)       (169,185)
Administrative expenses (deduction)              (2,409)             (828)          (578)         (1,808)
Net transfers (deduction)                       197,840          (256,081)       (94,229)        334,227         308,642
Net increase (decrease) in net
  available for plan benefits                   969,981          (172,216)        78,835       1,234,331         391,944

Net assets available for plan
  benefits at beginning of the year           3,514,901         1,503,906        898,746       2,119,370       2,420,809
Net assets available for plan
  benefits at end of the year               $ 4,484,882      $  1,331,690     $  977,581     $ 3,353,701      $2,812,753

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



4.  Investment Options (continued)

Information with respect to investment options is as follows:

  Option     Description of Investment Option

    1 LNC Common Stock Fund, which invests exclusively in the stock of Lincoln National Corporation.

    2 Government Bond Fund, which invests primarily in bonds backed by the United States government that will mature in 3 to 5 years.

    3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal.

    4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

    5 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies.

    6 Short-Term Fund, which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

    7 Government/Corporate Bond Fund, which invests primarily in corporate and U.S. government bonds and mortgage-backed securities.

    8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)



4.  Investment Options (continued)

    9        Balanced Fund, which invests in three different asset classes:
             stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

    10 High Yield Bond Fund, which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

    11 Small Capitalization Equity Fund, which invests primarily in the stock of new, rapid growth companies.

    12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

    13 International Equity Fund, which invests primarily in stocks of non-United States companies.

The information as to the number of agents selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. Investment options 2 through 13 are provided by a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.


5. Income Tax Status

The IRS ruled (February 9, 1995) that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


6. Tax Implications to Participating Agents

There are no income tax consequences to participating agents arising from their pre-tax contributions, the Company's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the agent is provided by the Lincoln National Corporation Benefits Investment Committee.


7. Transactions with Parties-In-Interest

All investments held by the Plan and related investment transactions, except for short-term cash investments, were with the Company. The Company charges the Plan for administrative expenses which were $79,139, $93,617 and $56,171 in 1995, 1994 and 1993, respectively. Expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund while all other administrative expenses are charged to earnings of the other investment options based upon the market value of the respective funds applicable to each investment option.


8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, and in segregated investment accounts and unallocated insurance contracts with the Company of $44,791,273, $28,142,841 and $10,955,545, respectively, at December 31, 1995 (49.8%, 31.3%
and 12.2% of net assets, respectively). LNC and the Company operates predominately in the insurance and investment management industries.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


9. Reconciliation of Financial Statements to 1995 Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the 1995 Form 5500:

                                                             December 31
                                                         1995          1994
Net assets available for plan
  benefits per the financial statements              $89,950,854   $64,398,119
Amounts allocated to withdrawing participants           (152,999)     (450,814)
Net assets available for plan
  benefits per the 1995 Form 5500                    $89,797,855   $63,947,305

The following is a reconciliation of distributions to participants per the financial statements to the 1995 Form 5500:

                                                                   Year ended
                                                                  December 31
                                                                      1995

Distributions to participants per the financial statements         $5,949,349
Add amounts allocated to withdrawing
  participants at December 31, 1995                                   152,999
Deduct amounts allocated to withdrawing
  participants at December 31, 1994                                  (450,814)
Distributions to participants per the 1995 Form 5500               $5,651,534

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.

The Plan reported on the 1995 Form 5500 net realized gain and net unrealized appreciation of $1,385,510 (unaudited) and $19,880,915 (unaudited), respectively, for the year ended December 31, 1995. Such amounts, which differ from the amounts reported herein, were computed in accordance with the requirements of the Department of Labor.

                                  SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


March 29, 1996                          /S/ FREDRICK P. FARKAS
                                        ______________________________________
                                        Fredrick P. Farkas, Administrator

                                        THE LINCOLN NATIONAL LIFE INSURANCE
                                        COMPANY AGENTS' SAVINGS AND PROFIT-
                                        SHARING PLAN

March 29, 1996




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

RE:  Registration No. 033-04711
     The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan Form 11-K Annual Report

Ladies and Gentlemen:

On behalf of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan (the "Plan") and The Lincoln National Life Insurance Company, and pursuant to Section 15(d) of the Securities Exchange Act of 1934, we hereby file on the EDGAR system our Form 11-K for the Plan. This Form is for the Plan's fiscal year ended December 31, 1995.

Please note that a wire transfer to Mellon Bank of sufficient amount to pay the $250 fee for this filing was effected under Rule 202.3a on March 26, 1996. The CIK number for Lincoln National Corporation is 0000059558. The Transfer was marked "N" -- Nonrestricted.

If you have any questions or comments, please call me at 219-455-1263.

Sincerely,




Dennis L. Schoff
Assistant General Counsel

Enclosure